

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au





4 January 2010

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.



Cue Energy Resources Limited

A.B.N. 45 066 383 971

MEO to Reassign WA-359-P Interest to Cue

MEO has elected not to exercise its drill option in WA-359-P and will reassign a 30% interest to Cue. Cue will have a 50% interest and resume operatorship of the permit.

MEO's announcement follows below.

> "MELBOURNE, AUSTRALIA (**January 4th, 2010**) MEO Australia Limited (ASX: **MEO**) advises that its drill/drop option over WA-359-P expired unexercised at 5pm on 31st December 2009.
>
> Technical studies have not sufficiently de-risked the Hephaestus lead identified by MEO in the permit to warrant committing to funding 100% of the Permit Year 6 well commencing 1st February 2010.
>
> Consequently, MEO's 60% interest in the permit will be re-assigned in equal proportions to the original farmors Cue Energy (ASX: **CUE**) and Exoil (unlisted)."

Participants in WA-359-P following reassignment will be :-

Cue Exploration Pty Ltd (operator)	50%
Exoil limited	50%

Any queries regarding the announcement should be directed to the company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

4 January 2010

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cue Energy Resources Limited

ABN

45 066 383 971

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	625,000 shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	-

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes (Ordinary Shares)
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee remuneration
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 January 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	693,319,718	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class	
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Exercise Price (cents A$)	Expiry Date
		1,000,000	0.35 cents	01/06/2010
		333,333	0.35 cents	19/04/2012
		1,366,665	0.25 cents	19/04/2012
		1,366,666	0.225 cents	19/04/2012
		1,033,336	0.20 cents	19/04/2012
		1,700,000	0.15 cents	19/04/2012

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Participating

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

		Number	+Class	
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Exercise Price (cents A$)	Expiry Date
		1,000,000	0.35 cents	01/06/2010
		333,333	0.35 cents	19/04/2012
		1,366,665	0.25 cents	19/04/2012
		1,366,666	0.225 cents	19/04/2012
		1,033,336	0.20 cents	19/04/2012
		1,700,000	0.15 cents	19/04/2012

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Participating

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	625,000
39	Class of +securities for which quotation is sought	Ordinary fully paid shares
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of restriction period

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
693,319,718	Ordinary fully paid shares

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 4 January 2010
(Public Officer)

Print name: AM Knox

== == == == ==

+ See chapter 19 for defined terms.